03014156

SECURITI[...]MISSION
[...], D.C. 20549

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SEC FILE NUMBER
8- 47700

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. J. Bonfanti, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Peppermill Lane
(No. and Street)

Dix Hills, NY 11746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Rothfeld (215) 640-9964
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form [...]

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. J. Bonfanti, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CA Rothfeld
Signature

Chief Financial Officer & COO
Title

Jerry J. Marino
Notary Public

JERRY J. MARINO
Notary Public, State of New York
No. 41-4687726
Qualified in Green County
Commission Expires Nov. 30, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. J. BONFANTI, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

W. J. BONFANTI, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

W. J. Bonfanti, Inc.
Dix Hills, New York

We have audited the accompanying statement of financial condition of W. J. Bonfanti, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. J. Bonfanti, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jericho, New York
February 11, 2003

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 235,756
Commissions receivable	676,832
Exchange membership:	
Owned, at cost (market value $2,000,000)	2,350,000
Other assets	5,000
Total assets	$3,267,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 78,132
Commissions payable	57,705
Income taxes payable	124,268
Deferred income taxes	48,000
Total liabilities	308,105
Commitments and contingencies (see notes)	
Subordinated borrowings	2,400,000

Stockholder's Equity

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	--
Additional paid-in capital	1,000
Retained earnings	558,483
Total stockholder's equity	559,483
Total liabilities and stockholder's equity	$3,267,588

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commission income	$10,687,351
Expenses	
Compensation and benefits	5,102,615
Exchange membership lease expense	2,105,333
Floor brokerage and clearing fees	1,170,776
Communications and data processing	620,513
Other operating expenses	441,562
Interest	57,500
	9,498,299
Income before income taxes	1,189,052
NYC general corporation tax	247,268
Net income	$ 941,784

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
BALANCES, January 1, 2002	$--	$1,000	$ 165,644	$ 166,644
Stockholder distributions	--	--	(548,945)	(548,945)
Net income for the period	--	--	941,784	941,784
BALANCES, December 31, 2002	$--	$1,000	$ 558,483	$ 559,483

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated notes payable at January 1, 2002	$ --
Proceeds from subordinated notes payable	2,400,000
Subordinated notes payable at December 31, 2002	$2,400,000

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash	
Cash flows from operating activities	
Net income	$ 941,784
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) in operating assets:	
Commissions receivable	(576,832)
Exchange membership	(2,350,000)
Other assets	(5,000)
Increase in operating liabilities:	
Accounts payable and accrued expenses	9,557
Commissions payable	57,705
Income taxes payable	124,268
Deferred income taxes	48,000
Total adjustments	(2,692,302)
Net cash used in operating activities	(1,750,518)
Cash flows from financing activities	
Stockholder distributions	(548,945)
Proceeds from subordinated notes payable	2,400,000
Net cash provided by financing activities	1,851,055
Net increase in cash	100,537
Cash at January 1, 2002	135,219
Cash at December 31, 2002	$ 235,756
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 75,000
Interest	$ 57,500

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

W.J. Bonfanti, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange (NYSE). The Company executes transactions in listed securities on an agency basis for institutional customers. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company operates its brokerage business on the floor of the NYSE, and maintains administrative offices in Dix Hills, NY and New York City.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade-date basis.

The Company's exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2002.

NOTE 3 - ABC AGREEMENT

The exchange membership, which is held in the name of the Company's sole stockholder, is considered to be an asset of the Company pursuant to an ABC agreement. Under terms of this agreement, the stockholder, upon leaving the Company or upon the occurrence of certain other contingencies including an uncured default on the payment of a secured personal loan, would be required to do one of the following:

A. Pay the Company the amount necessary to purchase another membership in the NYSE;

B. Sell the membership and pay the proceeds over to the Company; or

C. Transfer the membership for a nominal consideration to a person designated by the member organization and satisfactory to the NYSE.

NOTE 4 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2002, are listed below:

Subordinated note to the Company's stockholder, 9 percent, due October 31, 2010	$2,000,000
Subordinated notes, 15 percent, due October 31, 2007	400,000
	$2,400,000

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 5 - RELATED PARTY TRANSACTION

During 2002, the Company's stockholder obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved loan subordination agreement. The personal loan is secured by all of the

W. J. BONFANTI, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 5 - RELATED PARTY TRANSACTION – continued

stockholder's shares in the Company, all of the subordinated loan payments due and payable to the stockholder, and the proceeds of a key man life insurance policy payable to the Company.

NOTE 6 - CAPITAL TRANSACTIONS

During 2002, the Company paid stockholder distributions totaling $548,945.

NOTE 7 - LEASE COMMITMENTS

The Company leases NYSE exchange memberships expiring at various dates in 2003 and 2004. Lease payments are payable on a monthly basis. The Company is also renting Manhattan office space under a short-term lease.

Future minimum lease payments as of December 31, 2002 are as follows:

2003	$1,286,165
2004	191,166
Total minimum lease payments	$1,477,331

Operating lease expense for the year totaled $2,137,040.

NOTE 8 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholder on his individual shareholder K-1 at year-end. However, the Company is subject to the New York City general corporation tax.

The Company reports on the cash basis for income tax purposes. Deferred taxes reflect the differences between cash basis and accrual basis taxable income.

Income taxes payable include NYC corporation tax liabilities of approximately $119,000 from prior years, which are being paid in monthly installments of $9,939 through December 2003.

NOTE 9 - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at financial institutions that may from time to time exceed federally insured levels.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. These activities may expose the Company to off-balance-sheet risk in the event counter-parties fail to perform and the Company is required to discharge the obligations of the non-performing party. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $473,652 which exceeded its requirement of $100,000 by $373,652. The ratio of aggregate indebtedness to net capital was .55 to 1.

SUPPLEMENTARY SCHEDULES

W. J. BONFANTI, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

W. J. BONFANTI, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Stockholder's equity	$ 559,483
Add:	
Subordinated borrowings allowable in computation of net capital	2,400,000
Allowable credits - deferred income taxes	12,703
Total capital and allowable subordinated borrowings	2,972,186
Nonallowable assets:	
Commissions receivable over 30 days	143,534
Exchange membership	2,350,000
Other assets	5,000
Total nonallowable assets	2,498,534
Net capital	473,652
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $260,105	100,000
Excess net capital	$ 373,652
Ratio of aggregate indebtedness to net capital	.55 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 78,132
Commissions payable	57,705
Income taxes payable	124,268
	$260,105
Reconciliation with the Company's unaudited net capital computation:	
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2002	$442,441
Audit adjustments	31,211
Net capital per above	$473,652

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

W. J. Bonfanti, Inc.
Dix Hills, New York

In planning and performing our audit of the financial statements of W. J. Bonfanti, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
February 11, 2003